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                                  Shaw Pittman
             A Law Partnership including Professional Corporations
                              2300 N Street, N.W.
                           Washington, DC  20037-1128



                                 March 6, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

   Re: CNL American Properties Fund, Inc. - Form RW (Request for Withdrawal) File No. 001-15581 -- Form 8-A and Form 8-A/A, dated December 29, 1999


Ladies and Gentlemen:

     On behalf of CNL American Properties Fund, Inc. (the "Company"), I hereby request withdrawal of the Forms 8-A and 8-A/A, dated December 29, 1999, as filed in File No. 000-28380. As discussed in greater detail in a report on Form 8-K filed with the Commission on March 1, 2000, the Company has determined not to proceed with a series of transactions that includes listing shares of its common stock on the New York Stock Exchange. Accordingly, the Company seeks to withdraw the Forms 8-A and 8-A/A that registered its shares of common stock under Section 12(b) of the Securities Exchange Act of 1934.


                                                      Very truly yours,


                                                      /s/ John M. McDonald

                                                      John M. McDonald